Exhibit (a)(5)(C)

Cowen Healthcare Conference Transcript

Peter H. Griffith - Amgen Inc. - Executive VP & CFO

So as you know, this morning we announced an agreement to acquire FRANKLIN for $38.00 per share, in cash, representing an equity value of about $1.9 billion.

The lead asset of Five Prime is “bema”, first-in-class, Phase 3 ready therapy with positive Phase 2 data in first-line gastric cancer, the third leading cause of cancer deaths in the world today and offers us a mid- to long-term volume growth opportunity. It strengthens our innovative oncology portfolio and is complementary with our gastric cancer programs. It advances our efforts to grow our business internationally, and in Asia Pacific in particular, where gastric cancer is highly prevalent and where we expect to generate about 25% of our total company sales growth over the next 10 years. We’ll leverage our industry leading biologics and process development and manufacturing expertise to develop and commercialize this product for patients all over. We expect this deal to close by the end of the second quarter 2021 and look forward to advancing this important new medicine into Phase 3 as quickly as possible.

Gabriel Schmidt - Cowen

Could you just clarify the incidence of high FGFR2b expression. Is it 30% of all gastric cancer or is it 30% of the HER2 negative gastric cancers and then maybe as a follow up I know we don’t know the exact overlap of FGFR2b and PD-L1 but do we know the incidence of PD-L1 in the overall gastric cancer population?

David M. Reese - Amgen Inc. - EVP of Research & Development

Yes, thanks, important questions. It’s 30% of the HER2 negative population, the HER2 positive population for those who are not familiar with gastric cancer, is 12-15% of the overall population. As Peter indicated, globally this is a very important malignancy in particular in east Asia. It’s a real public health challenge. Just by way of context, there are nearly as many cases of gastric cancer annually in China, Japan, South Korea and South East Asia as there are all major solid tumors in the U.S. So, huge challenge. Standards of care have not changed in a long time. As you indicate, we anticipate that checkpoint inhibitors will be used here but we think there is, there will be some non-overlap in the populations where you have an FGFR2b overexpressing tumor that is PD-L1 low or non-expressing. We’ll refine those estimates as we go forward. We also believe that in many parts of the world standard chemotherapy which was the backbone in the Phase II FIGHT trial that really forms the heart of the data set from Five Prime. We think those backbone regimens will remain standard of care for quite some time.

Gabriel Schmidt - Cowen

Presumably the pivotal Phase III study will be bema + chemo vs. chemo alone. Can you talk a little bit about the plan to do combination studies with checkpoint inhibitors in first-line and is there any thought yet about a potential second-line study in checkpoint refractory patients given that, in case those do make it to the market first, there could be a need for data in checkpoint refractory.

David M. Reese - Amgen Inc. - EVP of Research & Development

I think, all of the above would be the short answer. Our intent…and there will be upcoming regulatory interactions that discuss Phase III planning but based on what I just said our intent would be a core pivotal Ph3 program that looks similar to the FIGHT trial in other words chemotherapy with or without bemarituzumab in patients with FGFR2b overexpression. Absolutely, we are interested in investigating things like triplet therapy which would be chemotherapy + checkpoint inhibitor + bemarituzumab and then indications beyond gastric cancer such as squamous cell carcinoma of the lung, where there is evidence of FGFR2b overexpression occurs in a subset of tumors.

Gabriel Schmidt - Cowen

Great thanks. Just my last question is, I know on your call you mentioned that pretty much all programs outside of bema are upside from this deal, any programs in particular you would highlight even just briefly that seem interesting?

David M. Reese - Amgen Inc. - EVP of Research & Development

I don’t know that we are ready to talk about that just yet. We will look very carefully at all of those programs, largely immuno-oncology and so they fit into our portfolio and as we develop plans going forward we’ll provide additional guidance.

Yaron Werber - Cowen

Maybe one more quick question on bema. I wasn’t on the call earlier today, Gabe was. Did you give any timeline for starting the pivotal Phase III or not yet, for bema?

David M. Reese - Amgen Inc. - EVP of Research & Development

Five Prime has talked about trying to get that launched by the end of this year. That would certainly be our aspiration as well. That’s obviously dependent on regulatory interactions and agreement on what Phase III program looks like but that’s certainly a, that’s a rough goal right now Yaron.

Yaron Werber - Cowen

And is there a chance that the primary is response rates and the secondary is PFS and survival or do you need to tee off with PFS and survival just given checkpoint…

David M. Reese - Amgen Inc. - EVP of Research & Development

I think that’s going to be a key part to regulatory discussions but overall survival is typically a key endpoint in gastric cancer given the natural history of the disease and what historically has been done from a regulatory perspective.

Important Information

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of Five Prime described in this communication has not commenced. At the time the tender offer is commenced, Amgen and its acquisition subsidiary, Franklin Acquisition Sub, Inc. (“Purchaser”), will file, or will cause to be filed, tender offer materials on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and Five Prime will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY WHEN THEY BECOME AVAILABLE AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials and all other documents filed by, or caused to be filed by, Amgen and Purchaser and Five Prime with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The tender offer materials and related materials also may be obtained for free (when available) under the “Investors – Financials” section of Amgen’s website at https://investors.amgen.com/financials/sec-filings, and the

Solicitation/Recommendation Statement and such other documents also may be obtained for free (when available) from Five Prime under the “Investors & Media – Financial Information” section of Five Prime’s website at https://investor.fiveprime.com/index.php/sec-filings. FIVE PRIME’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY FIVE PRIME OR AMGEN WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, FIVE PRIME AND AMGEN.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend on or refer to future events or conditions, and include words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume” and “continue” as well as variations of such words and similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of Five Prime’s business, performance and opportunities; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; potential marketing or regulatory approvals for bemarituzumab, or potential future revenues from such product; as well as any assumptions underlying any of the foregoing.

These statements are not guarantees of future performance and they involve certain risks, uncertainties and assumptions that are difficult to predict. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements. There can be no guarantee that the proposed tender offer or the transaction described in this communication will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Amgen or Five Prime’s product, bemarituzumab, will achieve any particular future financial results, or that Amgen will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that bemarituzumab will be submitted or approved for sale in any market, or at any particular time. Neither can there be any guarantee that such product will be successfully commercialized even if regulatory approvals are obtained. In particular, our expectations could be affected by, among other things: uncertainties as to the timing of the tender offer and the merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to the percentage of Five Prime’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for Five Prime will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential transaction described in this release, as well as potential regulatory actions or delays with respect to the development of bemarituzumab; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of this announcement or pendency of the proposed transaction on Five Prime’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from Five Prime’s ongoing business operations; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of Five Prime into Amgen subsequent to the closing of the transaction and the timing of such integration; and other risks and factors referred to from time to time in Amgen’s and Five Prime’s filings with the SEC, including Amgen’s current Form 10-K and Five Prime’s current Form 10-K on file with the SEC, including those related to the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues; changes in expected or existing competition; and global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors. Amgen and Five Prime are providing the information in this communication as of this date and do not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.